                                                                 EXHIBIT (A)(24)


Over 54% Of Safety-Kleen Shares Favor Laidlaw Environmental Offer

Monday, February 16, 1998 10:47 AM


Offer Extended

COLUMBIA, S.C., Feb. 16 /PRNewswire/ -- Laidlaw Environmental Services, Inc. (NYSE: LLE) today announced that 31.5 million shares had been tendered under Laidlaw Environmental's offer to purchase all the outstanding shares of Safety-Kleen Corp. (NYSE: SK). This, together with the 601,100 shares already owned by the Company, represents 54.2% of the outstanding shares of Safety-Kleen. The Company also announced that due to the significant response, the offer has been extended until 5:00 p.m. New York City time on February 19, 1998.

Under the extended offer, each shareholder of Safety-Kleen will receive 2.8 LLE common shares (the Exchange Ratio) and $18.00 in cash for each Safety- Kleen common share validly tendered and not withdrawn.

Commenting on these developments, Kenneth W. Winger, Laidlaw Environmental's president and chief executive officer, said:

"For some time we have been saying that the Laidlaw Environmental offer provides superior value. Institutional Shareholder Services has supported our view. Last week, Safety-Kleen's own investment advisor, William Blair, agreed. On Friday, the majority of Safety-Kleen shareholders also concurred as to the superiority of our offer in terms of value and certainty. In light of the number of shares tendered to the Laidlaw Environmental offer, we believe there is little likelihood that the Philip group's merger proposal will be approved. Extending our offer until Thursday provides the Safety-Kleen Board the opportunity to consider the wishes of the majority of its shareholders and to eliminate the poison pill provisions and Wisconsin merger moratorium statute provisions that prevent Safety-Kleen shareholders from realizing the benefits of our superior offer."

Laidlaw Environmental Services is the leading provider of hazardous and industrial waste management services to industry and government. The company operates from more than 100 locations throughout North America.

SOURCE Laidlaw Environmental Services, Inc.

CONTACT: Kenneth W. Winger, President and Chief Executive Officer, or Paul R. Humphreys, Senior Vice President, Finance and Chief Financial Officer, Laidlaw Environmental Services, Inc., 803-933-4210